UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1)
(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

R.V.B. Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M20512105
(CUSIP Number)

Greenstone Industries Ltd.
21 Haarbaa Street
Tel Aviv 64739, Israel
Attn: Ofer Naveh, Director of Finance

With a copy to:

Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
972-3-607-4444

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 31, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. M20512105	Page 2 of 4
1	NAME OF REPORTING PERSON: Greenstone Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 130,905,848 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: 78,480,484 Ordinary shares**
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 130,905,848 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.07%***
14	TYPE OF REPORTING PERSON: CO

* Consist of 76,680,848 shares of R.V.B. Holdings Ltd. (the “Issuer” or the "Company") held by Greenstone Industries Ltd. (“Greenstone” or the “Reporting Person”) and 1,800,000 shares of Greenstone issuable under an option held by Greenstone.

** Consist of 78,480,848 shares of the Issuer beneficially owned by Greenstone and 52,425,000 shares of the Issuer beneficially owned by Mazal Resources B.V. that Greenstone may be deemed to beneficially own by virtue of the Voting Agreement by and between Greenstone and Mazal Resources B.V. ("Mazal"). Greenstone disclaims beneficial ownership over shares beneficially owned by Mazal.

*** Based on 118,900,535 ordinary shares of the Issuer outstanding as of August 31, 2011 (not taking into account 1,040,000 dormant shares of the Issuer which are held by the Issuer and 20,054,893 shares of the Issuer to be issued to S.R. Accord Ltd. following the closing on August 31, 2011 of the Share Purchase Agreement, dated July 3, 2011, by and among Greenstone, S.R. Accord Ltd., Mazal, the Issuer and E.E.R Environmental Energy Resources (Israel) Ltd.).

(Page 2 of 4 Pages)

The statement on Schedule 13D filed on February 16, 2011, relating to ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”) of R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (the “Issuer” or the "Company"), as amended by Amendment No. 1 filed by Greenstone Industries Ltd. (“Greenstone” or the “Reporting Person”) with the Securities and Exchange Commission on March 17, 2011, as further amended by Amendment No. 2 filed by Greenstone with the Securities and Exchange Commission on March 28, 2011, as further amended by Amendment No. 3 filed by Greenstone with the Securities and Exchange Commission on May 24, 2011 and as further amended by Amendment No. 4 filed by Greenstone with the Securities and Exchange Commission on July 5, 2011 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”) is hereby further amended as set forth below by this Amendment No. 5.

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is amended by adding the following paragraph:

On August 31, 2011, the Voting Agreement by and between Greenstone and Mazal Resources B.V., or Mazal, entered into effect upon the consummation of the Share Purchase Agreement, with respect to the voting of the shares of the Company held by the parties thereto and the nomination of the Company’s directors.

Item 5.   Interest in Securities of the Issuer.

Item 5(a)-(b) of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) By virtue of the Voting Agreement, Greenstone may be deemed the beneficial owner of 52,425,000 Ordinary Shares, or approximately 30.79% of the outstanding Ordinary Shares of the Issuer, beneficially owned by Mazal, in addition to 76,680,848 Ordinary Shares and 1,800,000 Ordinary Shares underline an option to purchase Ordinary Shares held by Greenstone. Greenstone disclaims any beneficial ownership of Ordinary Shares beneficially owned by Mazal. Other than as described above, to the best knowledge of Greenstone, none of the persons set forth on Annex A beneficially owns any securities of the Issuer.

(b) By virtue of the Voting Agreement, Greenstone may be deemed to have a shared voting power with Mazal with respect to 52,425,000 Ordinary Shares, or approximately 30.79% of the outstanding Ordinary Shares of the Issuer. Greenstone has a sole dispositive power with respect to 78,480,848 Ordinary Shares, or approximately 65.59% of the outstanding Ordinary Shares of the Issuer, beneficially held by Greenstone.

(Page 3 of 4 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GREENSTONE INDUSTRIES LTD.

By:	/s/ Yair Fudim
Yair Fudim
Chief Executive Officer

September 1, 2011

(Page 4 of 4 Pages)